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                                                                  EXHIBIT (a)(2)

              [LETTERHEAD OF J. RAY McDERMOTT, S.A. APPEARS HERE]


                                                                    May 13, 1999

Dear Stockholder:

  We are pleased to announce that on May 7, 1999, J. Ray McDermott, S.A. (the "Company") and McDermott International, Inc. ("MII") entered into an agreement providing for the acquisition of all outstanding shares of common stock of the Company at a price of $35.62 per share in cash.

  MII has today commenced a cash tender offer for all outstanding shares of common stock of the Company at a price of $35.62 per share. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares of the Company's common stock that represents at least a majority of the outstanding shares of common stock not owned by MII. MII currently owns approximately 63% of the Company's common stock. The acquisition agreement provides that, as soon as practicable after the purchase of shares of the Company's common stock pursuant to the tender offer, all shares of the Company's common stock that are not acquired pursuant to the tender offer will (subject to stockholder approval) be acquired through a merger at the same $35.62 cash price.

  Based upon, among other things, (i) the opinion of Simmons & Company International to the effect that the consideration to be paid in the tender offer and the merger is fair to the holders of common stock (other than MII) from a financial point of view, and (ii) the unanimous recommendation of the Independent Committee of the Board of Directors, the Board has determined that the tender offer and the merger are in the best interests of the stockholders of the Company. Accordingly, the Board has approved the tender offer and the merger and recommends that the stockholders of the Company accept the offer and tender their shares pursuant to the tender offer.

  Enclosed for your consideration are copies of MII's tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9 being filed today with the Securities and Exchange Commission. All of these documents should be read carefully. In particular, we call your attention to Item 4 of the Company's Schedule 14D-9, which describes the reasons for the Board's recommendation and which stockholders may wish to consider before taking action with respect to the offer.

                                      Sincerely,

                                      /s/ William J. Johnson

                                      William J. Johnson
                                      Chairman of the Independent Committee of
                                       the Board of Directors